

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

Via E-mail
Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway
204 State Route 17B, P.O. Box 5013
Monticello, NY 12701

> **Re:** **Empire Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 3, 2014**
> **File No. 333-193176**

Dear Mr. D'Amato:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that in connection with any future offerings of securities pursuant to this registration statement you will file unqualified opinions of counsel no later than the closing date of the offering of securities covered by the registration statement.

2. Please note that the form of indenture, Exhibit 4.16, must be filed before we act on a request for acceleration of effectiveness regarding this registration statement. Please revise accordingly.

3. We note that you are registering the offering of guarantees pursuant to this registration statement. Please advise, with a view towards revised disclosure in this registration statement, who will be offering the guarantees. In this regard, we note that guarantees are considered separate securities with the guarantors being the issuers of such securities. To the extent applicable, please revise the registration statement to register the offering of the guarantees by the guarantors and file the required opinions of counsel with respect to the guarantees. Refer to General Instruction I.C of Form S-3 and the note thereto for further guidance.

Purchase Contracts, page 12

4. We note that you contemplate offering purchase contracts which may cover "securities of another entity" or units which may consist of a purchase contact and "debt obligations of third parties (including U.S. Treasury securities)." Please revise to remove any language regarding the offering of purchase contracts or units covering or consisting of securities or obligations of third parties. Alternatively, please provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent you offer purchase contracts or units covering or consisting of securities or obligations of third parties, please have counsel revise its opinion to address the legality of each component of the purchase contracts or units.

Exhibit 5.1

5. Please refer to the first full paragraph on page 2. We note counsel's disclosure that counsel has "relied on a certificate of an officer of the Company." Please have counsel revise such sentence to clarify that counsel has relied upon such certificate as to factual matters only.

6. Please have counsel revise opinion 6 on page 4 to opine that the depositary shares will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the depositary receipt. Refer to Section II.B.1.d of Staff Legal Bulletin No. 19 dated October 14, 2011 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Tamar Donikyan
        Ellenoff Grossman & Schole LLP